UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108	Page 2 of 9 Pages

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	12,311,883(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	12,311,883(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,311,883(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.9%(2)
14.	Type of Reporting Person: IN

(1)  Includes 3,824,252 Shares obtainable upon exercise of warrants.

(2) Based on 61,977,044 Shares outstanding, which is the sum of the 58,152,792 Shares outstanding on February 27, 2015, plus the 3,824,252 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

CUSIP No: 090911108	Page 3 of 9 Pages

1.	Names of Reporting Persons. Jack W. Schuler Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,604,166
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,604,166
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.5%(1)
14.	Type of Reporting Person: OO

(1) Based on 58,152,792 Shares outstanding on February 27, 2015.

SCHEDULE 13D

CUSIP No: 090911108	Page 4 of 9 Pages

1.	Names of Reporting Persons. Renate Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,707,717(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,707,717(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,707,717(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14.	Type of Reporting Person: IN

(1)  Includes 3,824,252 Shares obtainable upon exercise of warrants.

(2) Based on 61,977,044 Shares outstanding, which is the sum of the 58,152,792 Shares outstanding on February 27, 2015, plus the 3,824,252 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

CUSIP No: 090911108	Page 5 of 9 Pages

1.	Names of Reporting Persons. Schuler Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,707,717(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,707,717(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,707,717(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14.	Type of Reporting Person: CO

(1)  Includes 3,824,252 Shares obtainable upon exercise of warrants.

(2) Based on 61,977,044 Shares outstanding, which is the sum of the 58,152,792 Shares outstanding on February 27, 2015, plus the 3,824,252 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.                                Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                                Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The warrants to acquire 3,824,252 Shares purchased by the Trust on November 7, 2014 and transferred to the Foundation on that same day become exercisable beginning six (6) months following the date of issuance, or on May 3, 2015.  Of note, the terms of the warrants prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

Under Rule 13d-3(d)(1)(i) under the Exchange Act, a person is deemed to beneficially own a security if the person has the right to acquire beneficial ownership of such security within sixty (60) days.  As of March 4, 2015, the Foundation will have the right to acquire, within 60 days, beneficial ownership over 3,824,252 Shares upon conversion of the warrants.

Item 5.                                Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of March 4, 2015, Mr. Schuler may be deemed to beneficially own, in the aggregate, 12,311,883 Shares, representing approximately 19.9% of the Shares outstanding.  This amount consists of (A) 2,604,166 Shares held by the Trust, representing approximately 4.5% of the Shares outstanding, and (B) 5,883,465 Shares and warrants to acquire 3,824,252 Shares held by the Foundation, representing approximately 15.7% of the Shares outstanding.  These percentages are based on 58,152,792 Shares outstanding on February 27, 2015, plus, for purposes of calculating Mr. Schuler’s, Ms. Schuler’s and the Foundation’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 3,824,252 Shares issuable upon exercise of the warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 2,604,166 Shares held by the Trust.

As President and Secretary of the Foundation, Mr. Shuler shares with the Foundation the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 5,883,465 Shares and warrants to acquire 3,824,252 Shares held by the Foundation.  Ms. Schuler, as Treasurer of the Foundation and Mr. Schuler’s spouse, is also deemed to share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 5,883,465 Shares and warrants to acquire 3,824,252 Shares held by the Foundation.

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Schedule 13D.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)  Not applicable.

SCHEDULE 13D

Page 7 of 9 Pages

Item 7.                                Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit G:  Joint Filing Agreement

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust
By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler

/s/ Renate Schuler

Schuler Family Foundation
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President

March 6, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT G

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Biolase, Inc. dated as of March 6, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust
By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler

/s/ Renate Schuler

Schuler Family Foundation
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President

March 6, 2015